Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Village Super Market, Inc.:

We consent to the incorporation by reference in the Registration Statements (No. 2-86320, No. 333-172673 and No. 333-57315) on Form S-8 of Village Super Market, Inc. of our report dated October 12, 2011, with respect to the consolidated balance sheets of Village Super Market, Inc. and subsidiaries as of July 30, 2011 and July 31, 2010, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended July 30, 2011, and the effectiveness of internal control over financial reporting as of July 30, 2011, which report is incorporated by reference from the July 30, 2011 annual report of Village Super Market, Inc.

/s/ KPMG LLP
Short Hills, New Jersey
October 12, 2011